
ADITYA BIRLA GROUP

November 3, 2006


06018212

U.S.Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Sub : Disclosure under Regulation 13(6) of the SEBI (Prohibition of Insider) Regulation, 1992

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 3.11.2006]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Enc : a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com


ADITYA BIRLA GROUP

FILE NO : 82-34979

November 3, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

Sub: Disclosure under Regulation 13 (6) of the SEBI (Prohibition of Insider) Regulation, 1992
Ref: Scrip Code BSE 500 303

This is further to our letter dated 26th October, 2006, whereby we had informed you of the appointment of Dr. Bharat K. Singh as Managing Director of the Company w.e.f. 1st November, 2006.

In terms of Regulation 13(6) & 13(2) of the captioned regulation, kindly find enclosed herewith Form B received from Dr. Bharat K. Singh disclosing details of shares held by him.

This is for your information and record.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd**



Devendra Bhandari
Company Secretary

Encl: a/a.

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com

Form B

Securities And Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (2) and (6))

Regulation 13(2) – Details of Shares held by Director or Officer of a Listed Company

Name & address of Director/ Officer	Date of assuming office of Director / Officer	No. and percentage of shares / voting rights held at the time of becoming Director / Officer	Date of intimation to Company	Mode of acquisition (market purchase/ public rights/ preferential offer etc.)	Trading member through whom the trade was executed with SEBI Regn No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy Value (Rs)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
Dr. Bharat K. Singh, 1 Kumaram, Ground Floor, 10 Worli Sea Face, Mumbai - 400018.	01-11-2006	- Nil -	02-11-2006	- N.A. -	- N.A. -	- N.A. -	- N.A. -	- N.A. -



Signature

Date: 02-November-2006


ADITYA BIRLA GROUP

November 3, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 3.11.2006]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Enc : a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com


ADITYA BIRLA GROUP

FILE NO : 82-34979

November 3, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

Ref : Scrip Code BSE 500 303

We are sending herewith 1 (one) copy of the following :

1: Abstract of the terms of appointment of Dr.Bharat K. Singh as Managing Director, and Mr. Vikram Rao as Whole-time Director u/s.302 of the Companies Act, 1956.
2: Performance Update for the half year ended 30th September, 2006.

The above are being circulated to shareholders of the Company.

This is for your reference and record.

Thanking You,

Yours faithfully,
For **Aditya Birla Nuvo Ltd**

Devendra Bhandari
Company Secretary

Encl: a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval – 362 266 (Gujarat)

ABSTRACT UNDER SECTION 302 OF THE COMPANIES ACT, 1956.

To the Members,

The Board of Directors of the Company (Board) at its meeting held on 19th October, 2006 has interalia, appointed Mr. Vikram Rao as Whole time Director of the Company for a period of five years w.e.f 1st November 2006, subject to approval of Shareholders in General Meeting.

Further, the Board of Directors through circular resolution dated 26th October, 2006 has appointed Dr. Bharat K. Singh as Managing Director of the Company, for a period of two years w.e.f. 1st November, 2006, subject to approval of shareholders in General Meeting.

In accordance with Section 302 of the Companies Act 1956, an abstract of the terms and conditions of the appointment of Dr. Bharat K. Singh and Mr. Vikram Rao are set out below:-

	Dr. Bharat K. Singh	Mr. Vikram Rao
Remuneration:		
Basic Salary	Rs. 7,57,500/- per month with such increment(s) as may be decided by the Chairman of the Board/ Board, subject to a ceiling of Rs.12,00,000/- per month.	Rs. 4,12,400/- per month with such annual increment(s) as the Chairman of the Board/ Board may decide subject to a ceiling of Rs.6,50,000/- per month.
Special Pay	Rs. 3,53,080/- per month with such increment(s) as Chairman of the Board/ Board may decide subject to a ceiling of Rs.6,00,000/- per month.	Rs. 5,40,000/- per month with such annual increment(s) as Chairman of the Board/ Board may decide subject to a ceiling of Rs.8,00,000/- per month.
Performance Linked Pay / Long-Term Incentive compensation	As may be decided by the Chairman of the Board / Board subject to a maximum of Rs.65,00,000/-p.a.	As may be decided by the Chairman of the Board/Board subject to a maximum of Rs.50,00,000/-p.a.
Education Allowance	Rs.6,000/- p.a.	
Perquisites:		
Housing Accommodation	Company's owned/hired/ leased accommodation or Housing Rent Allowance @50% of Basic Salary in lieu of Company provided accommodation	
Reimbursement of expenses	Reimbursement of expenses on actuals, pertaining to gas, fuel, water, electricity and telephones as also reasonable reimbursement of upkeep and maintenance of such accommodation.	
Medical Expenses	Reimbursement of actual medical expenses incurred for self and family.	Reimbursement of actual medical expenses incurred in India for self and family.
Leave Travel Expenses/ Allowances	For self and family in accordance with the Rules of the Company, subject to a maximum of Rs. 75,000/- per annum.	For self and family in accordance with rules of the Company, subject to a maximum of one month's basic salary.
Travelling	Spouse accompanying on any official domestic and overseas trip will be governed as per the policy of the Aditya Birla Group.	
Club	Club fees for one corporate club in India.	
Provident Fund/ Superannuation Fund / Leave encashment / Personal Accident Insurance	As per Rules of the Company.	
Gratuity	As applicable to Senior Executives of the Aditya Birla Group.	
Car	Two cars for use on Company's business.	

The aggregate of the salary, special pay, allowances and perquisites in any financial year shall be within the limits prescribed from time to time under sections 198, 309, 310 and the other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said act as may be for the time being, be in force.

So long as Dr. Bharat K. Singh and Mr. Vikram Rao functions as Managing Director and Whole Time Director respectively, they shall not be paid any sitting fees for attending meetings of the Board of Directors of the Company or any Committee thereof.

So long as Dr. Bharat K. Singh functions as the Managing Director of the Company he shall not be subject to retirement by rotation. However, the appointment of Mr. Vikram Rao will be subject to retirement by rotation.

The next salary increment and annual performance linked bonus will be due on 1st July 2007.

Where in any financial year comprised by the period of appointment, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to the Managing/Whole Time Director in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956 and subject to the approval of the Central Government, wherever required.

Subject as aforesaid, Dr. Bharat K. Singh and Mr. Vikram Rao will be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

Memorandum of concern or interest :

None of the Directors of the Company other than Dr. Bharat K. Singh and Mr. Vikram Rao are interested or concerned in the aforesaid appointment.

By Order of the Board
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

Place: Mumbai
Date : 30th October, 2006


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Performance Update

For the half year ended 30th September, 2006

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval 362 266, Gujarat.

Dear Shareholders,

I would like to share the performance of your Company for the half year ended 30th September 2006 and the outlook of its businesses, going forward.

Rs. Crores

Particulars	Consolidated		
	Half year ended 30th September		
	2006	2005	Growth %
Net Income from Operations	3422.0	1777.7	92.5
Operating Profit	526.6	213.2	147.0
Profit Before Tax	198.7	114.3	73.8
Net Profit (after Minority Interest)	142.4	78.9	80.4
EPS (Rs.)	16.5	12.2	35.1

Aditya Birla Nuvo has posted good results for the Half year ended 30th September 2006.

Its **consolidated** turnover of Rs. 3422.0 crores surged by 92.5% vis-à-vis Rs. 1777.7 crores achieved in the corresponding period of the previous year. Net profit has leapfrogged to Rs. 142.4 crores against Rs. 78.9 crores. The performance of its JVs and Subsidiaries has been encouraging. The Telecom business has shown impressive growth in revenues and profits. The Company's revenues and earnings are inclusive of the fertiliser and financial services business, which were merged into the Company from September 2005. The financials of Minacs, its BPO Company have been taken on from 18th August 2006.

The Company's **stand-alone** turnover at Rs. 1679.7 crores grew by 52.3% vis-à-vis Rs. 1103.0 crores attained in the previous year. Operating profit rose by 73.4% from Rs. 177.9 crores to Rs. 308.4 crores. The stand-alone net profit is higher at Rs. 110.0 crores against Rs. 79.0 crores, in spite of investing Rs. 2003.7 crores for the acquisition of the 31.45% additional stake in Idea Cellular. This has resulted in a major rise in interest on borrowings and reduced income on surplus funds.

Divisional Performance

Particulars		Sales Volume		Net Sales (Rs. Crores)	
	Unit	Half Year ended 30th September		Half Year ended 30th September	
		2006	2005	2006	2005
Garments	Lac Pcs.	61.4	54.7	360.8	291.4
Viscose Filament Yarn	Tons	8467	8400	224.6	183.0
Carbon Black	Tons	90500	84840	360.7	259.0
Fertilisers	000 Tons	479	514	351.0	317.0
Textiles				306.5	238.0

Madura Garments

Madura Garments' revenue has increased by 23.8% to Rs. 360.8 crores vis-à-vis Rs. 291.4 crores recorded in the previous year. That it has achieved this growth despite the transfer of its Manufacturing contract business into a wholly owned subsidiary is indeed commendable. Operating Profit at Rs. 41.4 crores is up by 68.1%. Strong growth across its product range, particularly in Shirts, Trousers and Suits boosted revenues. Louis Philippe, Van Heusen and Allen Solly – its fashion brands and Peter England – its popular brand, consolidated their market share, and bolstered profitable growth. Van Heusen has launched V. (pronounced V dot) and Women wear raising its brand equity further. This extension has met with an encouraging response.

To enlarge its footprint and to give the customer an international retail experience, the division is aggressively expanding large format exclusive brand outlets, along with selected stores. Madura Garment has increased its retail space to 3.3 lacs sq ft and also tied up 1.7 lac sq ft of retail space to be opened in next two to three years.

Rayon Division

The Rayon Division's performance has been good. Its revenues at Rs. 224.6 crores reflect a rise of 22.7% vis-a-vis Rs. 183.0 crores in the corresponding period of the previous year. Higher Chlor alkali volumes and better VFY realisation have been the growth drivers. In the chlor-alkali segment, revenues grew by 33.5% at Rs. 81.9 crores, on the back of expanded caustic soda capacity of 40 tpd in August-06.

The Division's operating profit is higher at Rs. 66.9 crores (Rs.41.8 crores). The 20MW captive power plant at Veraval has been commissioned along with the 40-tpd caustic soda plant. The 25 TPD caustic soda expansion is expected to be completed by this fiscal end.

Carbon Black Division

The Carbon Black Division's revenues at Rs. 360.7 crores grew by 39.3% vis-à-vis Rs. 259.0 crores attained in the corresponding period of the previous year. Total volumes rose by 6.7% to 90,500 tons. Domestic volumes grew by 16.2% spurred by the auto sector in India. The plant continues to be operating above 100% capacity. The division's realisation is up by 28.1% due to a change in the market mix and the partial passing on of the high CBFS prices to its customers.

Operating profits are higher by 36% at Rs. 62.7 Crores aided by higher realisations. High CBFS prices continued to create pressure on profitability. The division has received the environmental clearance for its 55,000 TPA brown field expansion. The division is working on the expansion at full speed. The expanded capacity is expected to go on stream by June 2007. The Company is also exploring a Greenfield expansion of 60,000 TPA in western India.

Fertilisers Division

The net turnover of the fertiliser division stood at Rs. 351.0 crores. Floods in Gujarat at the gas supplier's platform affected the supply of gas, leading to lower production and consequently volumes. Production stood at 466K MT and volumes at 479K MT. Its Operating profit at Rs. 54.5 crores was hampered due to lower volumes. The New Pricing Scheme III (NPS III) policy expected to be implemented from 1st April 2006, is now likely be implemented from 1st October 2006.

Textiles Division

The Textiles Division's revenues have gone up by 28.8% to Rs. 306.5 crores as against Rs. 238.0 crores in the corresponding period of the last year. Operating Pprofits jumped by 40.3% buoyed by a the strong performance in linen and worsted segments. Its Linen segment,, comprising Linen Fabric and Flax yarn, continued on its expansive growth trajectory gaining from higher volumes. To meet the growing demand for Linen, the Company is increasing its linen fabric and flax spinning capacity at a cost of Rs. 31.5 crores and Rs. 31.0 crores respectively. Value added products and enhanced volumes in wool combing spurred the performance of the Worsted segment. To focus on niche segments, the division is downsizing synthetic segment in a phased manner.

Financial Services Division

The Financial Services Division's revenue stood at Rs. 20.3 crores. The division continued to maintain its leadership in finance against securities. IPO financing during the period decreased to Rs. 553 crores vis-à-vis Rs 2082 crores, due to volatility in the capital market, which led to a slow down in IPO offerings. The loan against shares increased to Rs 444 crores as against Rs 366 crores in the corresponding period of previous year. New businesses in this area are being pursued by the Company's wholly owned subsidiary Birla Global Finance Company Ltd (BGFCL), which has a revenue of Rs. 4.2 crores.

FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2006

(Rs. Crores)

Unaudited Consolidated Financial Results					FINANCIAL RESULTS	Standalone Financial Results				
Quarter Ended 30th Sept		Year to date		Year Ended 31st March		Quarter Ended 30th Sept		Year to date		Year Ended 31st March
2006	2005	2006	2005	2006 (Audited)		2006	2005	2006 (Audited)	2005 (Reviewed)	2006 (Audited)
2,004.75	1,042.85	3,505.14	1,850.83	4,986.50	Income from Operations	935.55	653.98	1,757.10	1,170.84	2,786.39
41.88	38.83	83.15	73.15	156.16	Less: Excise Duty	39.06	36.05	77.43	67.83	144.34
1,962.87	**1,004.02**	**3,421.99**	**1,777.68**	**4,830.34**	**Net Income from Operations**	**896.49**	**617.93**	**1,679.67**	**1,103.01**	**2,642.05**
13.98	12.31	35.36	17.61	33.26	Other Income	15.58	11.14	31.84	13.61	23.38
1,976.85	**1,016.33**	**3,457.35**	**1,795.29**	**4,863.60**	**Total Income**	**912.07**	**629.07**	**1,711.51**	**1,116.62**	**2,665.43**
					Total Expenditure:					
6.99	(13.10)	(19.00)	(39.79)	(47.30)	Decrease / (Increase) in Stock in Trade	11.32	(12.50)	(19.29)	(38.73)	(47.32)
473.68	359.69	913.26	639.22	1,502.25	Cost of Raw Materials/Traded Goods	461.00	341.43	897.11	614.82	1,447.57
281.13	96.53	416.02	180.75	434.46	Staff Cost	53.53	38.47	100.58	71.20	164.03
643.00	280.30	1,114.14	530.16	1,368.99	Other Expenditure	224.23	156.28	424.69	291.45	657.75
266.54	172.39	506.29	271.76	989.47	Change in valuation of liability in respect of life Insurance policies in force					
305.51	**120.52**	**526.64**	**213.19**	**615.73**	**Profit Before Interest, Depreciation & Tax**	**161.99**	**105.39**	**308.42**	**177.88**	**443.40**
91.96	18.32	150.70	30.37	117.06	Interest and Finance Expenses	49.19	12.94	87.57	19.71	68.55
1.98	1.95	9.90	3.02	13.23	Add: Interest Income	1.18	1.53	11.06	2.56	12.75
215.53	**104.15**	**385.84**	**185.84**	**511.90**	**Profit Before Depreciation & Tax**	**113.98**	**93.98**	**231.91**	**160.73**	**387.60**
112.68	38.31	187.12	71.50	224.97	Depreciation and Amortisation	32.03	24.41	63.26	44.57	111.81
102.85	**65.84**	**198.72**	**114.34**	**286.93**	**Profit Before Tax and Exceptional Items**	**81.95**	**69.57**	**168.65**	**116.16**	**275.79**
(0.09)	-	(0.09)	-	-	Gain/(Loss) on Transfer of business / Others	0.20	-	0.20	-	-
(0.11)	(0.63)	(0.88)	(1.32)	(4.04)	VRS Cost at Rayon Division	(0.11)	(0.63)	(0.88)	(1.32)	(4.04)
102.65	**65.21**	**197.75**	**113.02**	**282.89**	**Profit After Exceptional Items**	**82.04**	**68.94**	**167.97**	**114.84**	**271.75**
					Less: Provision for Taxation:					
20.22	19.28	56.77	34.25	96.81	Current Tax	17.90	19.33	52.00	34.20	92.97
10.32	1.41	5.30	1.00	(5.51)	Deferred Tax (Net)	9.53	0.33	4.27	(0.08)	(6.91)
1.63	1.52	3.57	2.93	8.19	Fringe Benefit Tax	0.88	1.00	1.69	1.69	4.25
(0.15)	0.07	(0.15)	0.07	(5.37)	Provision for Tax for earlier years written back	-	-	-	-	(5.49)
70.63	**42.93**	**132.26**	**74.77**	**188.77**	**Net Profit**	**53.73**	**48.28**	**110.01**	**79.03**	**186.93**
(5.91)	(2.97)	(10.53)	(4.16)	(14.90)	Less : Minority Interest					
(0.83)	-	(0.37)	-	0.37	Share of Profit/(Loss) of Associates					
75.71	**45.90**	**142.42**	**78.93**	**204.04**	**Net Profit (After Minority Interest)**	**53.73**	**48.28**	**110.01**	**79.03**	**186.93**
83.50	83.50	83.50	83.50	83.50	Equity Share Capital/Share Capital Suspense (Face Value of Rs.10 each)	83.50	83.50	83.50	83.50	83.50
				1,914.83	Reserve					2124.11
8.70	6.71	16.48	12.20	27.09	Basic Earnings Per Share (Rs)	6.43	7.14	13.17	12.40	25.40
8.70	6.71	16.48	12.20	27.08	Diluted Earnings Per Share (Rs)	6.43	7.14	13.17	12.39	25.39
					Aggregate of Non-Promoter Shareholding					
					Number of Shares	51,525,209	51,585,752	51,525,209	51,585,752	51,552,182
					Percentage of Shareholding	61.70%	61.78%	61.70%	61.78%	61.74%

Notes:

1. TransWorks Information Services Limited (TransWorks) ,the Company's subsidiary has acquired A V TransWorks Limited in Canada which has acquired 96.6% shares in Minacs Worldwide Inc., Canada (Minacs) pursuant to an open offer on 17th August 2006. The Balance shares of 3.4 % were also acquired on 11th October 2006. Thus Minacs has also become subsidiary of the Company. The total cost of acquisition is Rs 533.68 Crores.

   Further, TransWorks has issued 27.5 lakhs equity shares of Rs 1/- to RHCP TXW Investment Inc., for a consideration of 20 million Canadian Dollars. Consequently the company's holding in TransWorks is reduced to 88.3 % from 100%.
2. The Company has transferred its contract export business to its wholly owned subsidiary viz. Madura Garments Export Ltd. with effect from 1st July 2006 for a consideration of Rs 34.5 Crores, resulting into a gain of Rs 0.20 Crs.
3. The above consolidated results, interalia include the results of Crafted Clothing Pvt. Ltd, English Apparels Pvt. Ltd and Harwood Garments Pvt. Ltd, which during the quarter have become subsidiaries of the Company.
4. The Company has implemented Accounting Standard 15 (Revised) on 'Employee Benefits' issued by the Institute of Chartered Accountants of India, which became mandatory with effect from April 1, 2006.The incremental liabilities (net of taxes) at the beginning of the year, amounting to Rs.19.25 Crs has been adjusted against opening balance of General Reserves as per transitional provision.

SEGMENTAL REPORTING FOR THE QUARTER ENDED 30TH SEPTEMBER, 2006

(Rs. Crores)

SEGMENT REPORTING	Unaudited Consolidated Financial Results					Standalone Financial Results				
	Quarter Ended 30th Sept		Year to date		Year Ended 31st March	Quarter Ended 30th Sept		Year to date		Year Ended 31st March
	2006	2005	2006	2005	2006 (Audited)	2006	2005	2006 (Audited)	2005 Reviewed)	2006 (Audited)
Segment Revenue										
Garments	229.53	163.44	404.24	291.39	620.64	190.22	163.44	360.77	291.39	620.55
Rayon Yarn (Including Caustic & Allied Chemicals)	112.38	96.23	224.56	183.04	385.55	112.38	96.23	224.56	183.04	385.55
Carbon Black	185.57	136.73	360.70	258.99	564.23	185.57	136.73	360.70	258.99	564.23
Insulators	48.24	63.70	101.65	121.17	249.19	24.36	36.93	52.24	71.24	135.89
Other Textiles (Spun Yarn & Fabrics)	153.58	128.39	308.98	239.40	527.69	153.58	128.38	308.98	239.40	527.69
Fertilizers	222.08	48.91	351.02	48.91	368.98	222.08	48.91	351.02	48.91	368.98
Financial Services	25.22	9.93	52.19	9.93	70.97	8.85	5.84	20.28	5.84	31.64
Life Insurance	387.56	264.25	746.05	444.67	1,398.78					
Software	23.74	21.84	46.89	39.17	85.79					
BPO	215.75	39.57	263.88	77.60	163.30					
Telecom	359.63	29.50	561.10	59.04	388.32					
Others	1.60	2.43	4.11	6.06	11.38	1.35	2.19	3.62	5.58	10.41
Total Segmental Revenue	1,964.88	1,004.92	3,425.37	1,779.37	4,834.82	898.39	618.65	1,682.17	1,104.39	2,644.94
Less: Inter Segment Revenue	(2.01)	(0.90)	(3.38)	(1.69)	(4.48)	(1.90)	(0.72)	(2.50)	(1.38)	(2.89)
Net Income from Operations	1,962.87	1,004.02	3,421.99	1,777.68	4,830.34	896.49	617.93	1,679.67	1,103.01	2,642.05
Segment Results (Profit before Interest and Tax - PBIT)										
Garments	23.01	9.70	32.89	12.42	33.09	19.44	9.70	29.05	12.42	32.59
Rayon Yarn (Including Caustic & Allied Chemicals)	30.99	13.91	52.40	29.85	64.22	30.99	13.91	52.40	29.85	64.22
Carbon Black	23.89	20.00	54.84	38.04	75.85	23.89	20.00	54.84	38.04	75.85
Insulators	6.76	7.38	13.46	13.47	31.21	6.53	7.82	14.26	15.71	30.32
Other Textiles (Spun Yarn & Fabrics)	15.74	10.59	28.19	18.06	41.44	15.74	10.59	28.19	18.06	41.44
Fertilizers	17.60	5.90	35.49	5.90	51.52	17.60	5.90	35.49	5.90	51.52
Financial Services	8.41	4.50	19.13	4.50	22.45	2.40	2.64	6.58	2.64	11.38
Life Insurance	(22.89)	(10.93)	(40.96)	(14.74)	(57.94)					
Software	1.07	0.50	2.81	0.33	3.78					
BPO	14.13	7.46	20.99	14.55	28.15					
Telecom	67.01	4.80	103.17	10.46	73.10					
Others	0.29	1.10	1.37	2.89	4.69	0.11	0.85	0.83	2.47	4.03
Total Segment Result	186.01	74.91	323.78	135.73	371.56	116.70	71.41	221.64	125.09	311.35
Less: Interest & Finance Expenses (Net)	(84.13)	(13.51)	(129.20)	(24.49)	(87.41)	(43.50)	(8.53)	(66.22)	(14.28)	(40.59)
Add: Net of Unallocable Income/(Expenditure)	0.97	4.44	4.14	3.10	2.78	8.75	6.69	13.23	5.35	5.03
Profit Before Tax and Exceptional Items	102.85	65.84	198.72	114.34	286.93	81.95	69.57	168.65	116.16	275.79
Gain/(Loss) on Transfer of business / Others	(0.09)	-	(0.09)	-	-	0.20	-	0.20	-	-
VRS Cost at Rayon Division	(0.11)	(0.63)	(0.88)	(1.32)	(4.04)	(0.11)	(0.63)	(0.88)	(1.32)	(4.04)
Profit After Exceptional Items	102.65	65.21	197.75	113.02	282.89	82.04	68.94	167.97	114.84	271.75
Capital Employed (Segment Assets - Segment Liabilities)			**As on 30th Sept, 06**	**As on 30th Sept, 05**	**As on 31st March, 06**			**As on 30th Sept, 06**	**As on 30th Sept, 05**	**As on 31st March, 06**
Garments			420.20	292.61	346.77			282.13	292.61	307.51
Rayon Yarn (Including Caustic & Allied Chemicals)			416.80	342.10	408.23			416.80	342.10	408.23
Carbon Black			510.32	375.52	409.00			510.32	375.52	409.00
Insulators			93.02	106.43	103.21			16.80	19.07	21.63
Other Textiles (Spun Yarn & Fabrics)			268.60	237.91	232.54			268.60	237.91	232.54
Fertilizers			296.53	228.14	291.86			296.53	228.14	291.86
Financial Services			100.76	123.28	123.89			22.11	72.16	77.14
Life Insurance			209.82	110.30	155.18					
Software			25.25	18.47	23.14					
BPO			974.98	61.27	72.78					
Telecom			1,718.61	914.96	916.48					
Others			35.44	31.30	40.58			10.68	11.87	11.49
Total Segment Capital Employed			5,070.33	2,842.29	3,123.66			1,823.97	1,579.38	1,759.40
Add: Unallocated Corporate Assets			2,112.52	1,074.04	1,070.52			3,136.71	1,626.97	1,690.87
Total Capital Employed			7,182.85	3,916.33	4,194.18			4,960.68	3,206.35	3,450.27

5. The Board of Directors of the Company, at their meeting held on 11th September 2006, have decided to raise funds not exceeding Rs. 780 crore through the issue of equity shares on a rights basis. The Company has filed Draft Letter of Offer to SEBI on 22nd September 2006 for its comments. The price per share and entitlement ratio of the rights issue shall be decided by the Board/Committee of Directors and announced at a later date, subject to necessary approvals.
6. The results for the quarter/period are not comparable with that of the corresponding quarter/period due to merger of Indo Gulf Fertilisers Limited and Birla Global Finance Limited with the Company with effect from 1st September 2005 and the transfer of Contract export business as mentioned hereinabove. Previous Year's/period's figures are regrouped/ rearranged wherever necessary.
7. Status of Investor Complaints for the quarter ended 30th September, 2006.

Opening	Received	Redressed	Pending
NIL	8	8	NIL

8. The above results have been taken on record at the meeting of the Board of Directors held on 19th October 2006. The Standalone Financial Results are audited and the report will be submitted to the concerned stock exchanges. The consolidated results are compiled based on the management accounts of various subsidiaries and joint ventures.

Insulators

BIRLA NGK Insulators Private Limited, the 50:50 JV with NGK, a turnover at Rs.98.8 crores, is marginally lower compared to the corresponding period of the previous year due to an illegal strike at one of its manufacturing unit, Halol. The JV has curtailed its losses from Rs. 6.7 crores in the previous year to Rs. 4.3 crores in the current year despite strike at Halol.

It also impacted the Insulator domestic marketing division's revenue. It is lower at Rs. 52.2 crores vis-à-vis Rs 71.2 crores in the corresponding period of previous year.

Other Joint Ventures and Subsidiaries

IDEA Cellular's the subscriber base has crossed the landmark 10 million mark. It now has more than one million subscribers in 7 out of 8 circles in which it is present. Revenues for the period showed an impressive jump of 38.4% at Rs.1906.2 crores. The Company has an 8.2% market share in the total mobility segment. It enjoys a predominant position in Maharastra, U.P. (W), Gujarat, Madhya Pradesh, Haryana and Kerala. IDEA has commenced commercial operations in Himachal Pradesh, Rajasthan and U.P. (E). IDEA has also restructured its debt, the benefit of which will accrue in the next quarter. It is expected to come out with IPO next year. This will help reduce interest burden further. It has applied for National Long Distance (NLD) licenses for which it has received the Letter of Intent (LoI).

At **TransWorks,** the business revenues have risen by 25.7% to Rs. 97.5 crores vis-à-vis Rs. 77.6 crores in the corresponding period of the previous year. While three new major clients were added, business from existing clients was ramped up. The Company improved its business mix with a growing share of non-voice business. To better its margins, it is optimising its infrastructure utilisation and service levels.

TransWorks acquired Minacs Worldwide Inc., Canada's leading BPO provider, catapulting it to the Top 3 third party BPO service providers in the country, and among the top 10 globally on 18th August 06. TransWorks consolidated revenue stood at Rs. 263.9 crores with a net profit of Rs. 11.9 crores during the period.

At **Birla Sun Life Insurance**, the total income has grown by 67.8% to Rs. 746.0 crores. The Individual new business annualised premium advanced by 45.5 % at Rs. 290.8 crores. The Company has set up 27 new branches and added agency force of 7138 during the period. It is taking necessary steps to regain its market share by introducing innovative and traditional products. Further, it is aggressively ramping up its distribution reach. Its shareholders have infused Rs. 97.5 crores to meet its solvency margin.

At **Birla Sun Life Asset Management,** the assets under management grew to Rs. 14,698 crores vis-à-vis Rs. 12,131 crores in the corresponding period of the earlier year. The share of equity funds of the total Assets under Management rose from 24% to 28%, enabling the company achieve revenues of Rs. 37.0 crores.

To provide focus on cost and delivery, the Contract Export business has been transferred to a wholly owned subsidiary, **Madura Garments Exports**, w.e.f. July 1, 2006. The revenue from contact exports business stood at Rs. 41.6 crores.

At **PSI Data Systems**, revenues stood at Rs. 46.9 crores. It has added eight new clients during the period. The Company has enhanced share of high margin offshore business to 49% and increased it employee base to 664.

Strategic Highlights

The company at its Board meeting held on September 11, 2006, decided to raise funds not exceeding Rs. 780 crores through the issue of equity shares on a rights basis. A Draft Letter of Offer to SEBI has been filed on 22.9.06 for its comments. The price per share and entitlement ratio of the rights issue will be decided by the Board/ Committee of Directors and announced at a later date, subject to necessary approvals. The company has got "in principle" approval from both the stock exchanges.

Overall, the **outlook** for Aditya Birla Nuvo is optimistic given its strategic thrust, growth and capex initiatives taken in each of the businesses.

- In the **Garments business,** Madura Garment's thrust will continue to be on retail expansion, innovative merchandise management, and optimising cost.
- In **Contract exports,** Madura Garments Export will focus on strengthening manufacturing, design and product development.
- **VFY's** thrust is on improving quality and performance. Endeavours to boost productivity and reduce costs are on.

- **Carbon Black** expects to push volumes in the domestic market. The environmental clearance of the brownfield expansion of 55,000 TPA at Gummidipoondi will facilitate the process.
- In **Fertilisers,** the emphasis is on increasing the share of value added products while maximising volumes through higher operational efficiency, increased on-stream days and de-bottlenecking to raise capacity.
- In **Textiles** attention will be on value added yarns and the retail reach of Linen Fabrics.
- **In Telecom** gaining market share in the three new circles rolled and strengthening network in existing circles will be the key.
- **BPO** is geared to up its performance through expanding and optimally utilising its seat capacity through existing and new clients. The acquisition of MINACS will help bid for large deals.
- **Birla Sun Life Insurance's** emphasis is on increasing the branch network and strengthening its agency force while enriching its product portfolio.
- **Birla Sun Life Asset Management's** focal point is to enhance its reach, launch innovative products and raise the share of equity in total asset under management.
- **IT Services** focus will be on building scalability to support business growth and improving delivery capabilities.

A detailed presentation is available on your company's website in the Investors' section. Should you require a copy of the same, please write or email us at the below given address.

Further w.e.f. November 1, 2006, following managerial changes will take place in the Company.

- Mr. Vikram Rao will become Wholetime Director of the Company.
- Mr. Bharat K. Singh will become Managing Director of the Company in place of Mr. Sanjeev Aga who is relinquishing this post to become Managing Director of Idea Cellular Limited.

Yours sincerely,



Adesh Gupta
Wholetime Director & CFO

Aditya Birla Centre, 4th Floor, 'A' Wing, S.K. Ahire Marg, Worli, Mumbai – 400 030

Phone No. 6652 5577 Fax No. 6652 5821
E-Mail: nuvocfd@adityabirla.com

Mumbai, 30th October 2006

Cautionary Statement

Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. The actual results could differ materially from those expressed or implied. The important factors that could make a difference to the Company's operations include the global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.